EXHIBIT 12.1

	Three Months Ended June 30, 2016	Fiscal Year Ended March 31,
		2016	2015	2014	2013	2012
Earnings:(1)
Earnings before income taxes	67,276	219,252	252,927	181,804	84,096	21,912
Add: Fixed charges	4,390	18,539	16,631	18,171	15,791	17,769
Add: Amortization of capitalized interest and FIN 48 Interest	134	536	(3,311)	1,177	945	(367)
Add: Cash distributions from equity method investments	8,750	37,250	40,375	37,750	28,500	23,250
Subtract: Income from equity method investments	(7,980)	(39,083)	(44,967)	(37,811)	(32,507)	(28,528)

Total Earnings	72,570	236,494	261,655	201,091	96,825	34,036
Fixed Charges:(2)
Interest expense	3,901	16,583	15,590	17,646	15,467	17,530
Interest component of rent expense	489	1,956	1,041	525	324	239

Total Fixed Charges	4,390	18,539	16,631	18,171	15,791	17,769
Ratio of Earnings to Fixed Charges	16.5x	12.8x	15.7x	11.1x	6.1x	1.9x

(1)	Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.
(2)	Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.